SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

MEMC Electronic Materials, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

      552715104
(CUSIP Number)

Toby E. Symonds
Managing Principal
Altai Capital Management, L.P.
152 West 57th Street, 10th Floor
New York, New York  10019
212-201-5763

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           October 11, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552715104	SCHEDULE 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,267,736 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,267,736 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,267,736 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (see Item 5)
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 552715104	SCHEDULE 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,267,736 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,267,736 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,267,736 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (see Item 5)
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 552715104	SCHEDULE 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Lancelot I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,074,364 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,074,364 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,364 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (see Item 5)
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 552715104	SCHEDULE 13D	Page 5 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,267,736 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,267,736 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,267,736 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (see Item 5)
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 552715104	SCHEDULE 13D	Page 6 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,267,736 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,267,736 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,267,736 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (see Item 5)
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 552715104	SCHEDULE 13D	Page 7 of 9

This statement is filed with respect to the shares of the common stock, par value $0.01 per share (the “Common Stock”), of MEMC Electronic Materials, Inc. (the "Issuer") beneficially owned by Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”), Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”), Altai Capital Lancelot I GP, LLC, a Delaware limited liability company (“Lancelot GP”), Mr. Steven V. Tesoriere and Mr. Rishi Bajaj (collectively, the “Reporting Persons”) as of October 12, 2012, and amends and supplements the Schedule 13D filed on June 8, 2012, as amended by Amendment No. 1 to Schedule 13D filed on June 18, 2012 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding between the fourth and fifth paragraphs thereof the following new paragraph:

On October 11, 2012, the Issuer announced that Steven V. Tesoriere, co-founder and Managing Principal of the Investment Manager, had been appointed to the Board of Directors of the Issuer, filling a pre-existing vacancy on the Board.

CUSIP No. 552715104	SCHEDULE 13D	Page 8 of 9

ITEM 5.  Interest in Securities of the Issuer.

No reportable transactions were effected by any Reporting Person since the most recent filing of Schedule 13D.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

CUSIP No. 552715104	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 12, 2012

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere
Title:	Managing Principal

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere
Title:	Manager

ALTAI CAPITAL LANCELOT I GP, LLC

By:	/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere
Title:	Manager

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere

/s/ Rishi Bajaj
Name: Rishi Bajaj